                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                                (Amendment No.1)*


                                 CacheFlow Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    126946102
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                                 (CUSIP Number)

                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]     Rule 13d-1(b)

       [X]     Rule 13d-1(c)

       [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                               Page 1 of 14 Pages

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CUSIP NO. 126946102                   13 G                    Page 2 of 14 Pages
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1          NAME OF REPORTING PERSON      TCV III, L.P.
           See Item 2 for identification of General Partner
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Tax ID Number:
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]   (b) [X]
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3          SEC USE ONLY
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4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
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                               5      SOLE VOTING POWER
                                      68,946(A)
          NUMBER OF            -------------------------------------------------
           SHARES              6      SHARED VOTING POWER
        BENEFICIALLY                  0(A)
        OWNED BY EACH          -------------------------------------------------
          REPORTING            7      SOLE DISPOSITIVE POWER
           PERSON                     68,946(A)
            WITH               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      0(A)
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                      68,946(A)
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                               [X]
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                 0.2%
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12         TYPE OF REPORTING PERSON
           PN
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(A) Excludes an aggregate of 1,930,002 shares owned beneficially by the other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

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CUSIP NO. 126946102                   13 G                    Page 3 of 14 Pages
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1          NAME OF REPORTING PERSON      TCV III (Q), L.P.
           See Item 2 for identification of General Partner
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Tax ID Number:
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]   (b) [X]
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3          SEC USE ONLY
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4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
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                               5      SOLE VOTING POWER
                                      1,832,502(A)
          NUMBER OF            -------------------------------------------------
           SHARES              6      SHARED VOTING POWER
        BENEFICIALLY                  0(A)
        OWNED BY EACH          -------------------------------------------------
          REPORTING            7      SOLE DISPOSITIVE POWER
           PERSON                     1,832,502(A)
            WITH               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      0(A)
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                      1,832,502(A)
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                               [X]
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                 5.1%
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12         TYPE OF REPORTING PERSON
           PN
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(A) Excludes an aggregate of 166,446 shares owned beneficially by the other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

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CUSIP NO. 126946102                   13 G                    Page 4 of 14 Pages
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1          NAME OF REPORTING PERSON      TCV III STRATEGIC PARTNERS, L.P.
           See Item 2 for identification of General Partner
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Tax ID Number:
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]   (b) [X]
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
                                      82,984(A)
          NUMBER OF            -------------------------------------------------
           SHARES              6      SHARED VOTING POWER
        BENEFICIALLY                  0(A)
        OWNED BY EACH          -------------------------------------------------
          REPORTING            7      SOLE DISPOSITIVE POWER
           PERSON                     82,984(A)
            WITH               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      0(A)
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                      82,984(A)
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                               [X]
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                 0.2%
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12         TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,915,964 shares owned beneficially by the other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

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CUSIP NO. 126946102                   13 G                    Page 5 of 14 Pages
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1          NAME OF REPORTING PERSON      TCV III (GP)
           See Item 2 for a list of Managing General Partners
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Tax ID Number:
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]   (b) [X]
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3          SEC USE ONLY
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4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
                                      14,516(A)
          NUMBER OF            -------------------------------------------------
           SHARES              6      SHARED VOTING POWER
        BENEFICIALLY                  0(A)
        OWNED BY EACH          -------------------------------------------------
          REPORTING            7      SOLE DISPOSITIVE POWER
           PERSON                     14,516(A)
            WITH               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      0(A)
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                      14,516(A)
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                               [X]
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                 0.0%
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12         TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

(A) Excludes an aggregate of 1,984,432 shares owned beneficially by the other reporting persons indicated in this Schedule 13G, as to which this reporting person disclaims beneficial ownership.

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CUSIP NO. 126946102                   13 G                    Page 6 of 14 Pages
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1          NAME OF REPORTING PERSON  TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
           See Item 2 for a list of Managing Members
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Tax ID Number:
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]   (b) [X]
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3          SEC USE ONLY
--------------------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
                                      1,998,948
          NUMBER OF            -------------------------------------------------
           SHARES              6      SHARED VOTING POWER
        BENEFICIALLY                  0
        OWNED BY EACH          -------------------------------------------------
          REPORTING            7      SOLE DISPOSITIVE POWER
           PERSON                     1,998,948
            WITH               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                      1,998,948
--------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                               [ ]
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                 5.6%
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12         TYPE OF REPORTING PERSON
           OO
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CUSIP NO. 126946102                   13 G                    Page 7 of 14 Pages
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1          NAME OF REPORTING PERSON      JAY C. HOAG
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Tax ID Number:
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]   (b) [ ]
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3          SEC USE ONLY
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4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S. Citizen
--------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
                                      0
          NUMBER OF            -------------------------------------------------
           SHARES              6      SHARED VOTING POWER
        BENEFICIALLY                  1,998,948
        OWNED BY EACH          -------------------------------------------------
          REPORTING            7      SOLE DISPOSITIVE POWER
           PERSON                     1,998,948
            WITH               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                      1,998,948
--------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                               [ ]
--------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                 5.6%
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12         TYPE OF REPORTING PERSON
           IN
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CUSIP NO. 126946102                   13 G                    Page 8 of 14 Pages
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1          NAME OF REPORTING PERSON      RICHARD H. KIMBALL
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Tax ID Number:
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]   (b) [X]
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3          SEC USE ONLY
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4          CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S. Citizen
--------------------------------------------------------------------------------
                               5      SOLE VOTING POWER
                                      0
          NUMBER OF            -------------------------------------------------
           SHARES              6      SHARED VOTING POWER
        BENEFICIALLY                  1,998,948
        OWNED BY EACH          -------------------------------------------------
          REPORTING            7      SOLE DISPOSITIVE POWER
           PERSON                     1,998,948
            WITH               -------------------------------------------------
                               8      SHARED DISPOSITIVE POWER
                                      0
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                      1,998,948
--------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES                               [ ]
--------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                 5.6%
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12         TYPE OF REPORTING PERSON
           IN
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CUSIP NO. 126946102                   13 G                    Page 9 of 14 Pages
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ITEM 1.

        (a)    NAME OF ISSUER: CacheFlow Inc. (the "Company")

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               650 Almanor Ave, Sunnyvale, CA 94086.

ITEM 2.

        Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

I.

        (a) TCV III, L.P., a Delaware limited partnership ("TCV III, L.P."). The General Partner of TCV III, L.P. is Technology Crossover Management III, L.L.C., a Delaware limited liability company ("TCM III"). The sole Managing Members of TCM III are Jay C. Hoag ("Hoag") and Richard H. Kimball ("Kimball").

        (b)    575 High Street, Suite 400, Palo Alto, CA 94301

        (c)    Delaware

        (d)    Common Stock

        (e)    126946102

II.

        (a)    TCV III (Q), L.P., a Delaware limited partnership ("TCV III
               (Q)"). The General Partner of TCV III (Q) is TCM III.

        (b)    575 High Street, Suite 400, Palo Alto, CA 94301

        (c)    Delaware

        (d)    Common Stock

        (e)    126946102

III.

        (a) TCV III Strategic Partners, L.P., a Delaware limited partnership ("TCV III SP"). The General Partner of TCV III SP is TCM III.

        (b)    575 High Street, Suite 400, Palo Alto, CA 94301

        (c)    Delaware

        (d)    Common Stock

        (e)    126946102

IV.

        (a) TCV III (GP), a Delaware general partnership ("TCV III (GP)"). The Managing General Partner of TCV III (GP) is TCM III.

        (b)    575 High Street, Suite 400, Palo Alto, CA 94301

        (c)    Delaware

        (d)    Common Stock

        (e)    126946102

V.

        (a) Technology Crossover Management III, L.L.C., a Delaware limited liability company.

        (b)    575 High Street, Suite 400, Palo Alto, CA 94301

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CUSIP NO. 126946102                   13 G                   Page 10 of 14 Pages
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        (c)    Delaware

        (d)    Common Stock

        (e)    126946102

VI.

        (a)    Jay C. Hoag

        (b)    575 High Street, Suite 400, Palo Alto, CA 94301

        (c)    U.S. Citizen

        (d)    Common Stock

        (e)    126946102

VII.

        (a)    Richard H. Kimball

        (b)    575 High Street, Suite 400, Palo Alto, CA 94301

        (c)    U.S. Citizen

        (d)    Common Stock

        (e)    126946102

ITEM 3.

        Not Applicable

ITEM 4.

        (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:

                                 Common Stock
                                 Beneficially                                       Dispositive
        Filing Person                Owned        % of Class (1)    Voting Power       Power
        -------------            ------------     --------------    ------------    -----------
TCV III, L.P.(2)                       68,946            0.2%           sole            sole
TCV III (Q)(2)                      1,832,502            5.1%           sole            sole
TCV III SP(2)                          82,984            0.2%           sole            sole
TCV III (GP)(2)                        14,516            0.0%           sole            sole
TCM III                             1,998,948            5.6%           sole            sole
Hoag(3)                             1,998,948            5.6%          shared           sole
Kimball(3)                          1,998,948            5.6%          shared           sole

(1) All percentages in this table are based on the 35,882,460 shares of Common Stock of the Company outstanding as of November 30, 1999, as reported in the Company's Quarterly Report or Form 10-Q for the quarterly period ended October 31, 1999.

(2) Each noted entity (together, the "TCV III Funds") is the holder of record of the securities set forth opposite the name of such entity and has sole voting and investment power with respect to such securities. TCM III, as sole General Partner of TCV III, L.P., TCV III (Q), and TCV III SP, and as the Managing General Partner of TCV III (GP), may also be deemed to have sole voting and investment power with respect to such securities. TCM III disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

(3) Under the operating agreement of TCM III, Hoag and Kimball have the independent power to cause the funds managed by such entity to buy and sell securities of publicly traded portfolio companies, however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, Hoag and Kimball may also be deemed to have sole dispositive power and shared voting

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CUSIP NO. 126946102                   13 G                   Page 11 of 14 Pages
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     power with respect to the securities held by the TCV III Funds. Hoag and Kimball disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        This Schedule 13G is being filed jointly pursuant to Rule 13d-1(k). As a result of the relationships among the Filing Persons described herein, some or all of the Filing Persons may be deemed to comprise a "group" within the meaning of Section 13 and the Rules promulgated thereunder. However, the Filing Persons deny such group status.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 126946102                   13 G                   Page 12 of 14 Pages
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                        MATERIAL TO BE FILED AS EXHIBITS



        The following exhibit was filed as Exhibit A to the Schedule 13D relating to the Common Stock of Digital Generation Systems, Inc. filed by the undersigned with the Securities and Exchange Commission on September 5, 1997 and is hereby incorporated herein by reference, as updated by Exhibit B hereto:

        Exhibit A - Statement Appointing Designated Filer and Authorized Signer dated September 5, 1997

        The following exhibit was filed as Exhibit B to the Schedule 13G relating to the Common Stock of PSW Technologies, Inc. filed by the undersigned with the Securities and Exchange Commission on October 23, 1998 and is hereby incorporated herein by reference:

        Exhibit B - October 23, 1998 Update to Exhibit A to the Designated Filer Statement

        The following exhibit was filed as Exhibit C to the Schedule 13G relating to the Common Stock of CacheFlow, Inc., filed by the undersigned with the Securities and Exchange Commission on November 29, 1999 and is hereby incorporated herein by reference:

        Exhibit C - Agreement to File Jointly and Statement Appointing Designated Filer and Authorized Signatory

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CUSIP NO. 126946102                   13 G                   Page 13 of 14 Pages
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                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 2000



TCV III, L.P.
a Delaware Limited Partnership

By:   /s/ Robert C. Bensky
      --------------------------------------
      Robert C. Bensky, Authorized Signatory


TCV III (Q), L.P.
a Delaware Limited Partnership

By:   /s/ Robert C. Bensky
      --------------------------------------
      Robert C. Bensky, Authorized Signatory


TCV III STRATEGIC PARTNERS, L.P.
a Delaware Limited Partnership

By:   /s/ Robert C. Bensky
      --------------------------------------
      Robert C. Bensky, Authorized Signatory


TCV III (GP)
a Delaware General Partnership

By:   /s/ Robert C. Bensky
      --------------------------------------
      Robert C. Bensky, Authorized Signatory


TECHNOLOGY CROSSOVER MANAGEMENT III, L.L.C.
a Delaware Limited Liability Company

By:   /s/ Robert C. Bensky
      --------------------------------------
      Robert C. Bensky, Authorized Signatory

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CUSIP NO. 126946102                   13 G                   Page 14 of 14 Pages
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Jay C. Hoag

By:   /s/ Robert C. Bensky
      --------------------------------------
      Robert C. Bensky, Authorized Signatory


Richard H. Kimball

By:   /s/ Robert C. Bensky
      --------------------------------------
      Robert C. Bensky, Authorized Signatory